13011044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67656

MAR 01 2013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puritan Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16801 Addison Road, Suite 400
(No. and Street)

Addison (City) Texas (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 7616 (Address) Waco (City) Texas (State) 76714-7616 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Scott Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BYRON D. MANTHE
MY COMMISSION EXPIRES
April 13, 2015

Byron D Manthe
Notary Public

Thomas Scott Brooks
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of
Puritan Financial Companies, Inc.)
Financial Statements and
Supplemental Information
December 31, 2012 and 2011
(With Independent Auditor's Report Thereon)

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Table of Contents

	Page
Independent Auditor's Report	1 - 2
Statements of Financial Condition	3
Statements of Loss	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplemental Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12

* * * Communication Result Report (Feb. 27. 2013 4:14PM) * * *

1)
2)

Date/Time: Feb. 27. 2013 3:53PM

File No.	Mode	Destination	Pg(s)	Result	Page Not Sent
7491	Memory TX	18005068295	P. 10	OK	

Reason for error
E. 1) Hang up or line fail
E. 2) Busy
E. 3) No answer
E. 4) No facsimile connection
E. 5) Exceeded max. E-mail size

HEARTLAND NATIONAL
LIFE INSURANCE COMPANY
Medicare Supplement Administrative Office:
PO Box 10812, Clearwater, FL 33757-8812

HEARTLAND NATIONAL Life Insurance Company

APPLICATION FOR
MEDICARE SUPPLEMENT INSURANCE

1-800-506-8295

Producer Name Kathleen Metter
Producer Number 5024300
Producer Phone Number 972-380-1119
Producer Fax Number 972-380-1995

Comments

Brian Harmsto

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin and Waco

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Puritan Brokerage Services, Inc.:

We have audited the accompanying statements of financial condition of Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc., as of December 31, 2012 and 2011, and the related statements of loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc., a wholly-owned subsidiary of Puritan Financial Companies, Inc., as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 through 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10 through 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 21, 2013

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Financial Condition

December 31, 2012 and 2011

	2012	2011
Assets		
Cash	$ 35,951	8,027
Cash deposit with clearing organization	30,997	30,992
Receivable from clearing organization	16,999	2,678
Receivable from parent	-	1,127
Other receivables	1,821	1,334
Furniture and fixtures, less accumulated depreciation of $2,780 and $2,238, respectively	1,017	1,559
Other assets	13,388	10,167
	$ 100,173	55,884
Liabilities and Stockholder's Equity		
Payable to parent	$ 16,333	-
Accounts payable and other liabilities	20,850	21,042
Total liabilities	37,183	21,042
Stockholder's equity:		
Common stock, par value $0.01 per share; 7,000 shares authorized, issued and outstanding	70	70
Additional paid-in capital	1,026,753	806,753
Accumulated deficit	(963,833)	(771,981)
Total stockholder's equity	62,990	34,842
	$ 100,173	55,884

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Loss

Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Commissions	$ 59,336	73,385
Trading fees	40,746	37,414
Interest	1,345	1,622
Other	13,581	13,411
Total revenue	115,008	125,832
Expenses:		
Employee compensation, commissions and benefits	200,511	189,014
Clearance fees	30,473	30,345
Other operating expenses	75,706	80,691
Total expenses	306,690	300,050
Loss before income taxes	(191,682)	(174,218)
Income taxes	170	-
Net loss	$ (191,852)	(174,218)

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2011	$ 70	641,753	(597,763)	44,060
Net loss	-	-	(174,218)	(174,218)
Contributions of additional paid-in capital	-	165,000	-	165,000
Balance, December 31, 2011	70	806,753	(771,981)	34,842
Net loss	-	-	(191,852)	(191,852)
Contributions of additional paid-in capital	-	220,000	-	220,000
Balance, December 31, 2012	$ 70	1,026,753	(963,833)	62,990

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Cash Flows

Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (191,852)	(174,218)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Noncash capital contributions as offset for expense reimbursement	220,000	165,000
Depreciation	542	543
Changes in assets and liabilities:		
Cash deposit with clearing organization	(5)	(16)
Receivable from clearing organization	(14,321)	9,209
Receivable from parent	1,127	(1,127)
Other receivables	(487)	160
Other assets	(3,221)	(2,662)
Payable to parent	16,333	(24,293)
Accounts payable and other liabilities	(192)	2,258
Net cash provided by (used in) operating activities	27,924	(25,146)
Net increase (decrease) in cash and cash equivalents	27,924	(25,146)
Cash at beginning of year	8,027	33,173
Cash at end of year	$ 35,951	8,027

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements

December 31, 2012 and 2011

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc. (the parent), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its parent's clients and in support of Puritan Financial Group, Puritan Investment Advisors, and Puritan Life Insurance Company.

The Company has a clearing agreement with Southwest Securities, Inc. to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company required substantial capital investment during 2012 and 2011 from its parent with the intention that the Company becomes self-sufficient. The Company looks to increase revenues through its existing alliances while prospecting new ones.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade-date basis as securities transactions occur.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent. The Company's financial statements recognize current and deferred income taxes as if the Company was a separate taxpayer, rather than a member of the parent company's consolidated income tax group.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(d) Income Taxes (continued)

existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits and penalties in other operating expenses.

For years before 2009, the Company is no longer subject to U.S. federal or state income tax examinations.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1(a)(2). At December 31, 2012, the Company had net capital of $44,983, which was $39,983 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(3) Related Party Transactions

The parent charges the Company for administrative services and overhead and pays all employees of the Company. These charges were approximately $198,000 and $185,000, respectively, in 2012 and 2011. In addition, effective August 2011, the parent reimburses the Company a portion of lease rental expense for space occupied by parent company employees. The parent is in a position to, and in the future may; influence the amount of payroll and administrative overhead charges to the Company.

The Company received capital contributions of $220,000 and $165,000 from its parent company in 2012 and 2011, respectively. In 2012 and 2011, these capital contributions resulted from offsetting the amounts the Company owed its parent for payroll and administrative overhead charges.

(4) Leases

The Company has an operating lease agreement for its office space that expires in 2014. Effective August 2011, the monthly rental charge decreased from $1,224 to $435. Rent expense for 2012 and 2011, respectively, was $4,832 and $9,953. Rent expense will approximate $5,200 for each of the two years subsequent to December 31, 2012.

(5) Deferred Income Taxes

The Company has experienced net operating losses totaling approximately $1,107,000 since inception. These losses were utilized on the consolidated federal income tax return each year; but since for financial statement purposes the Company is treated as if they are filing a separate income tax return, the net operating losses are available for carryover to future years. Therefore, a deferred tax asset of $376,412 and $311,240 at December 31, 2012 and 2011 was created; however, a valuation allowance has been established to fully offset this asset. The net change in the valuation account was an increase of $65,172 in 2012 and $59,234 in 2011. In assessing the realizability of deferred taxes, management considered whether it is more likely than not that the deferred tax asset will be realized.

The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the carryover period of the net operating losses which expire beginning in 2027.

(6) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 21, 2013, the date at which the financial statements were available to be issued, and determined that there are no items to disclose.

Supplemental Information

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net capital:		
Total stockholder's equity		$ 62,990
Deductions:		
Non-allowable assets:		
Haircut on cash deposit with clearing organization	$ (620)	
Other receivables	(2,982)	
Furniture and fixtures, net	(1,017)	
Other assets	(13,388)	
Total deductions		(18,007)
Net capital		$ 44,983
Aggregate indebtedness, as reported on the accompanying financial statements		$ 37,183
Minimum net capital required		$ 5,000
Net capital in excess of requirements		39,983
Net capital, less greater of 10% of aggregate indebtedness on 120% of minimum net capital required		38,983
Net capital		$ 44,983
Ratio aggregate indebtedness to net capital		0.83 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2012

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditor's report.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2012

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditor's report.

JR B&T
JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin and Waco

February 21, 2013

The Board of Directors
Puritan Brokerage Services, Inc.:

We have audited the financial statements of Puritan Brokerage Services, Inc. (the Company) for the year ended December 31, 2012, and have issued our report thereon dated February 21, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 7, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were the intercompany allocation regarding salaries and benefits. We have reviewed the allocation to satisfy ourselves as to its reasonableness in relation to the financial statements taken as a whole.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was Note 3 regarding related party transactions.

The financial statement disclosures are neutral, consistent, and clear.

Significant Audit Findings (continued)

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 21, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

Significant Audit Findings (continued)

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content and methods of preparing the information to determine that the information complies with Rule 17a-5 of the Securities Exchange Act of 1934, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors and management of Puritan Brokerage Services, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Jaynes, Reitmeier, Boyd & Therrell, P.C.

Unadjusted Audit Differences

Entity: Puritan Brokerage Services, Inc. Balance Sheet Date: December 31, 2012

Description (Nature) of Audit Difference (AD)	Factual (F), Judgmental (J) or Projected (P)	Cause	Financial Statement Effect—Amount of Over (Under) Statement of: Total Assets	Total Liabilities	Working Capital	Equity	Income Before Taxes	FIT% Income Taxes	0.00% Net Income
Overstatement of accrued expenses and salaries for the current year.	F	Client accrued salaries for the last few days of the year which were not covered by payroll. This is the first year for the client to make such accrual; therefore, the the amount expensed in the current year includes more than 1 year of salary.		$1,700	-$1,700	-$1,700	-$1,700	$0	-$1,700
								$0	$0
								$0	$0
								$0	$0
								$0	$0
Total			$0	$1,700	-$1,700	-$1,700	-$1,700	$0	-$1,700
Less Audit Adjustments Subsequently Booked								$0	$0
Net Unadjusted AD—Current Year (Iron Curtain Method)			$0	$1,700	-$1,700	-$1,700	-$1,700	$0	-$1,700
Effect of Unadjusted AD—Prior Years			[redacted]				$0	$0	$0
Combined Current and Prior Year AD (Rollover Method)			$0	$1,700	-$1,700	-$1,700	-$1,700	$0	-$1,700
Financial Statement Caption Totals			100,173	37,183	$62,990	$62,990	-$191,682	$170	-$191,512
Current Year AD as % of F/S Captions (Iron Curtain Method)			0.00%	4.57%	-2.70%	-2.70%	0.89%	0.00%	0.89%
Current and Prior AD as % of F/S Captions (Rollover Method)			0.00%	4.57%	-2.70%	-2.70%	0.89%	0.00%	0.89%

Puritan Brokerage Services, Inc.
Report on Internal Control Required by
SEC Rule 17a-5(g)(1)
December 31, 2012

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin and Waco

The Board of Directors
Puritan Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental information of Puritan Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joyner, Reitmeier, Boyd & Thurrell, P.C.

February 21, 2013